Correspondence


                          SCHLUETER & ASSOCIATES, P.C.
                      1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880


                                 April 11, 2008

VIA EDGAR AND FACSIMILIE

Anne Nguyen Parker, Branch Chief
Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

         Re:      New Frontier Energy, Inc.
                  Pre-Effective Amendment No. 3 to Form S-1
                  originally filed on Form SB-2 (SEC File No. 333-144986)

Dear Ms. Parker,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Pre-effective Amendment No. 3 to the Registration Statement on Form S-1 originally filed on Form SB-2 filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on July 31, 2007 (SEC File No. 333-144986).

     The Staff's comments are set forth below along with the Company's responses to those comments.

1.   Please monitor the age of your financial statements.

     The Company acknowledges and will continue to monitor the age of its financial statements.

2. We note your response to our prior comment 5. With respect to the incremental investment in Slater Dome Gathering, LLLP in December 2007, please provide a more detailed analysis regarding whether pro forma financial information is required. See item 11-01 of Regulation S-X.

     Rule 11-01 of Regulation S-X provides in relevant part that pro forma financial information shall be furnished when any of the following conditions exist:

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Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
April 11, 2008
Page 2


     (1) During the most recent fiscal year or subsequent interim period for which a balance sheet is required by ss.210.3-01, a significant business combination accounted for as a purchase has occurred (for purposes of these rules, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

     (2) After the date of the most recent balance sheet filed pursuant to ss.210.3-01, consummation of a significant business combination to be accounted for by either the purchase method or pooling-of-interests method of accounting has occurred or is probable;...

     Rule 11-01(b) further provides that a business combination or disposition of a business shall be considered significant if:

     (1) A comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in ss.210.1-02(w), substituting 20 percent for 10 percent each place it appears therein;...

     Pursuant to Rule 1-02(w), the term significant subsidiary means a subsidiary, including its subsidiaries, which meets any of the following conditions:

     (1) The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

     (2) The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrants and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     (3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

     The Company's investment in NRGG's General Partnership Interests and its proportionate share of the General Partnership Interests in SDG did not exceed 20% of the total assets of the Company during the fiscal year ended February 28, 2007. As of February 28, 2007, the Company's total assets were $29,047,723. The $1,075,000 purchase price of the General Partnership Interest represents 3.7% of the Company's assets as of February 28, 2007. Pursuant to SDG's Limited Partnership Agreement, the General Partnership Interest is equal to 25% of the Percentage Interests in SDG. As of February 28, 2007, SDG has total assets of $2,549,426 and NRGG's General Partnership Interest share of the total assets of SDG was $637,357. As of February 28, 2007, the Company's total assets were $29,047,723. The Company's proportionate share of the NRGG General Partnership Interest's total assets represents 2.2% of the Company's assets as of February 28, 2007.



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Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
April 11, 2008
Page 3


     The Company's equity in the income from continuing operations of NRGG's General Partnership Interest in SDG before income taxes, extraordinary items and cumulative effect of a change in accounting did not exceed 20% of such income of the Company consolidated for the most recently completed fiscal year. During the fiscal year ended February 28, 2007, the equity in the income from continuing operations of NRGG's General Partnership Interest share in SDG before income taxes, extraordinary items and cumulative effect of a change in accounting would have been $6,273, resulting in a decrease in net loss by the Company from $5,079,468 to $5,073,195 or 0.12%.

     Accordingly, the acquisition of the General Partnership Interest would not have resulted in the acquisition of a significant subsidiary under Rule 1-02(w).

     As noted in our response dated March 28, 2008, the Company's acquisition of limited partnership interest of Slater Dome Gathering, LLLP ("SDG") in 2004 and 2005, SDG is and has been considered a variable interest entity under FIN 46R, and has been consolidated into the Company's financial statements since and effective as of March 31, 2005. Accordingly, shareholders and the public have been aware since March 31, 2005 of the financial impact upon the Company's investment in SDG. Due to the consolidation of SDG's financial statements, no separate financial statements for SDG have been included in the Registration Statement. Rule 11-01(c) provides that the pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing. Because no separate financial statements for SDG have been included in this filing, the Company believes that pursuant to Rule 11-01(c), the pro-forma effects of a business combination need not be presented in the Registration Statement.

     Notwithstanding the foregoing, the Company does not believe the inclusion of pro forma information on the acquisition of NRGG's General Partnership Interest would provide material disclosure to a shareholders understanding or evaluation of the purchase of the General Partnership Interest because of the limited impact upon its financial statements that are included in the Registration Statement. Rule 1-02(o) of Regulation S-X defines Material as "[t]he term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters about which an average prudent investor ought reasonably to be informed." The Company believes that in light of the immaterial impact on the financial statements, pro forma financial information should not be required.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
April 11, 2008
Page 4

     Due to the fact that the acquisition of the General Partnership Interest does not result in the acquisition of a significant subsidiary under Rule 1-02(w), the Company has consolidated SDG's financial statements since and effective as of March 31, 2005 and the immaterial impact upon the Company's financial statements if pro-forma financial information was provided, the Company respectfully submits that the pro forma information regarding its acquisition of NRGG's General Partnership Interest is not required to be included in the Registration Statement.

3. We note that David Stefanski is one of the selling shareholders and owns options, warrants and other interests to acquire 81,525 shares of your common stock. Please disclose such interest in the " Interest of Named Experts and Counsel" section on page 137. See Item 509 of Regulation S-K.

     The Company has amended the section of the Registration Statement entitled "Interest of Named Experts and Counsel" on page 132 as follows to reflect Henry
F. Schlueter's non-qualified stock options and David Stefanski's investment in the Company's Series C Preferred Stock, AC Warrants, BC Warrants and non-qualified stock options.

          The validity of the shares of the Company's Common Stock offered by this prospectus will be passed on by Schlueter & Associates, P.C., as counsel to the Company. Henry F. Schlueter, managing director of Schlueter & Associates, P.C. was granted non-qualified stock options to acquire 70,000 shares of the Company's Common Stock, of which as of March 6, 2008 he is deemed to be the beneficial owner of 52,500 shares of Common Stock underlying these options. David Stefanski, an attorney at Schlueter & Associates, P.C. is a selling shareholder named in this prospectus and owns 23,810 shares of Common Stock underlying the Series C Preferred Stock, 23,810 shares of Common Stock underlying the AC Warrants and 11,905 shares of Common Stock underlying the BC Warrants and was granted non-qualified stock options to acquire 30,000 shares of the Company's Common Stock, of which as of March 6, 2008 he is deemed to be the beneficial owner of 22,500 shares of Common Stock underlying these options.

          Except as set for the above, no expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
April 11, 2008
Page 5


4. Counsel's assumptions set forth in sections (v) and (vi) appear to be overly broad. Please obtain and file a new or revised opinion that does not contain these assumptions.

     Schlueter & Associates, P.C. has provided a revised legal opinion for inclusion to the Registration Statement that has removed sections (v) and (vi). The revised legal opinion is attached as exhibit 5.1 to the Registration Statement.

5. Counsel should opine that the warrants being registered are legal, binding obligations of yours. Please revise accordingly.

     The revised legal opinion provided by Schlueter & Associates, P.C. attached as exhibit 5.1 to the Registration Statement has been revised to include the following sentence:

          The Warrants are validly issued, fully paid and non-assessable and constitute legal and binding obligations of the Company, enforceable in accordance with their terms.

     On behalf of the Company, we hereby request that the Company's Registration Statement on Form S-1 be declared effective at 12:00 p.m. (EDT) on Monday, April 14, 2008. A copy of the Company's request for acceleration is included with this filing and has been faxed to the Staff.

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                             Sincerely,

                                             SCHLUETER & ASSOCIATES P.C.

                                             /s/ David Stefanski
                                             -----------------------------
                                             David Stefanski

cc:  New Frontier Energy, Inc.





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